

November 5, 2012

Via E-mail
David C. Benoit
Vice President - Finance and Chief Financial Officer
Connecticut Water Service, Inc.
93 West Main Street
Clinton, Connecticut 06413

> **Re: Connecticut Water Service, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed October 29, 2012**
> **File No. 333-183708**

Dear Mr. Benoit:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Where you Can Find More Information, page 62</u>

1. We note your response to comment 5 in our letter dated October 23, 2012 and we reissue this comment. Please specifically incorporate by reference your Form 8-K filed on November 2, 2012. Please note that you will continue to be required to specifically incorporate by reference each current and periodic report filed between any additional amendments to your registration statement and the effective date of the registration statement, or revise to include the language set forth in Section 123.05 of our Securities Act Forms Compliance and Disclosure Interpretations.

David C. Benoit
Connecticut Water Service, Inc.
November 5, 2012
Page 2

Part II – Information Not Required In Prospectus, page II-1

Item 21. Exhibits and Financial Statement Schedules, page II-3

Exhibit 8.1

>   2. We note your response to comment 6 in our letter dated October 23, 2012. It is unclear whether the clause "insofar as such statements constitute statements of U.S. federal income tax law" inappropriately limits the scope of the disclosure that constitutes counsel's opinion. Please tell us the purpose of this clause, or delete it.

Exhibit 8.2

>   3. We note your response to comment 7 in our letter dated October 23, 2012. It is unclear whether the clause "insofar as such statements constitute statements of U.S. federal income tax law" inappropriately limits the scope of the disclosure that constitutes counsel's opinion. Please tell us the purpose of this clause, or delete it.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Lilyanna Peyser, Staff Attorney, at (202) 551-3222, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director

cc:	Edward B. Whittemore